# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Yatra Online, Inc., CIK 0001516899
CUSIP: G98338109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Haryana, Gurugram, India (K7), 122008
Date of event which requires filing of this statement: 12/01/2025
Filed by CIK 0001980323
Persons authorized to receive notices and communications: Dhruv Shringi, Gulf Adiba, Plot No. 272, 6th Floor, Udyog Vihar, Phase-II, Haryana, Gurugram, India (K7), 122008, 91 124 459 1700

## Reporting persons
- Dhruv Shringi (CIK 0001980323): type of reporting person: individual (IN); citizenship or place of organization: India (K7); source of funds: subject company funds (SC); sole voting power 4,336,783; shared voting power 0; sole dispositive power 4,336,783; shared dispositive power 0; aggregate amount beneficially owned 4,336,783 (7.17% of the class)
  Comment: * Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: Yatra Online, Inc.
Address of issuer's principal executive offices: Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Haryana, Gurugram, India (K7), 122008

## Item 2. Identity and Background
Name of person filing: Dhruv Shringi ("Mr. Shringi" or the "Reporting Person")
Residence or business address: Gulf Adiba, Plot No. 272, 6th Floor, Udyog Vihar, Phase-II, Haryana, Gurugram, India, 122008
Present principal occupation or employment: Former Chief Executive Officer and current member of the Board of Directors of the Issuer, c/o Yatra Online, Inc., Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase-II, Gurugram-122008, Haryana, India
Criminal convictions in the last five years: During the last five years, Mr. Shringi has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Shringi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: India

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Shringi acquired beneficial ownership over Ordinary Shares reported as beneficially owned herein in connection with the vesting of various equity compensation awards in connection with his service as an executive officer of the Issuer and vesting of certain outstanding restricted stock units ("RSUs") and performance stock units ("PSUs") upon Mr. Shringi's resignation as Chief Executive Officer of the Issuer, effective November 24, 2025 (the "Resignation"). In addition, on December 1, 2025, Mr. Shringi acquired beneficial ownership over 1,938,460 Ordinary Shares from the Issuer as a result of the vesting of certain RSUs and PSUs in connection with his Resignation, of which 387,125 Ordinary Shares were withheld by the Issuer for payment of applicable taxes.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Mr. Shringi intends to review his investments in the Issuer on a continuing basis. Any actions Mr. Shringi might undertake may be made at any time and from time to time without prior notice and will be dependent upon Mr. Shringi's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Mr. Shringi, subject to certain provisions of the law may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Mr. Shringi may receive compensation, which could include equity, for his role as a member of the Board. In connection with the vesting, settlement or exercise of equity awards of the Issuer, Mr. Shringi may have Ordinary Shares withheld for taxes or sold in open-market transactions in connection with the payment of applicable taxes or otherwise.

In addition, Mr. Shringi may engage in discussions with members of management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that may result in the de-listing or de-registration of the Ordinary Shares; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

As the former Chief Executive Officer and current member of the Board, Mr. Shringi has previously participated in, and will continue to participate in, deliberations of the Issuer's senior management and Board in the normal course of the Issuer's business that could involve any of the matters set forth in Items 4(a)-(j) of Schedule 13D from time to time, and, in keeping with his fiduciary duty, may make proposals or recommendations to the Board that could involve such matters from time to time.

Other than as described above, Mr. Shringi does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j), although, depending on the factors discussed herein, Mr. Shringi may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of Ordinary Shares beneficially owned by Mr. Shringi and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference. Beneficial ownership of Ordinary Shares includes vested RSUs and PSUs. Mr. Shringi currently beneficially owns 4,336,783 Ordinary Shares representing approximately 7.17% of the Ordinary Shares outstanding of the Issuer, calculated on the basis of Rule 13d-3 of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: The foregoing calculations of beneficial ownership are based on 60,496,204 Ordinary Shares outstanding on November 13, 2025.
Transactions in the class effected during the past sixty days: Except as described below, Mr. Shringi has not effected any transactions in the Ordinary Shares during the past 60 days. On December 1, 2025, Mr. Shringi acquired beneficial ownership over 1,938,460 Ordinary Shares from the Issuer as a result of the vesting of certain RSUs and PSUs in connection with his Resignation, of which 387,125 Ordinary Shares were withheld by the Issuer for payment of applicable taxes.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no person other than Mr. Shringi has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Ordinary Shares beneficially owned by Mr. Shringi.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person or between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Dhruv Shringi: /s/ Dhruv Shringi, Dhruv Shringi (12/08/2025)